Mail Stop 3561

May 30, 2006

<u>Via U.S. Mail</u>
Volkswagen Public Auto Loan Securitization, LLC
Volkswagen Auto Lease Underwritten Funding, LLC
3800 Hamlin Road
Auburn Hills, MI 48326

Re: **Volkswagen Public Auto Loan Securitization, LLC**
        Volkswagen Auto Lease Underwritten Funding, LLC
        Filed May 3, 2006
        File No. 333-133770

To whom it may concern,

        We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. All page references below correspond to the version of your filing provided by
counsel. Please also note that our comments to either the base prospectuses and/or the
supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositors or any issuing entity previously established,
    directly or indirectly, by the depositors or any affiliate of the depositors have been
    current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note that your disclosure on page 29 of the Volkswagen Auto Loan Enhanced Trusts base prospectus, and page 14 of the Volkswagen Auto Lease Trusts base prospectus, lists several specific types of credit support that may be used by an issuing entity, and goes on to indicate that "other agreements or arrangements with respect to third party payments or any other credit or cash flow support as may be described in the applicable prospectus supplement" or that other forms of credit enhancement or liquidity may be used "[t]o the extent specified in the applicable prospectus supplement". Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that each base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar "catch-all" language.

Registration Fee Table

5. We note you have not allocated the registered securities between the two depositors (issuers). It does not appear appropriate to us to have failed to allocate the amount of securities registered among the issuers. Refer to Telephone Interpretation 25S in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, March 1999 Supplement, available on our website, www.sec.gov. To the extent you are doing this for fee maintenance, please refer to Regulation AB Telephone Interpretation 14.01, also available on our website.

Volkswagen Auto Loan Enhanced Trust Supplement

General

6. We note forms of credit enhancement on the cover page and discussed in the summary. Please also provide bracketed disclosure in an appropriate place in the prospectus supplement regarding potential credit enhancement. Refer to Item 1114 of Regulation AB.

7. In this regard, please disclose, or provide bracketed language in the prospectus supplement, that indicates that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Summary

8. We note that you list subordinated certificates and excess interest as forms of credit enhancement in the summary on pages S-12. Please provide a brief description of what protection or support is provided by subordinated certificates. Although you indicate the source of excess interest on page S-14, please provide a description of what protection or support is provided by excess interest.

9. In addition, please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

[Swap Counterparty], page 7

10. Please confirm that the swap counterparty is limited to an interest rate or currency swap provider.

[The Swap Counterparty], page S-59

11. Please confirm that if the significance percentage of the interest rate swap agreement is more than 10% you will provide the required financial information for the swap counterparty. Refer to Item 1115(b) of Regulation AB.

Volkswagen Auto Lease Trust Supplement

Cover Page

12. It appears from pages S-13 and S-14 of the summary that you will use overcollateralization and an interest rate swap as forms of credit enhancement. Please expand your cover page to identify these credit enhancements and to identify the interest rate swap provider. See Item 1102(h) of Regulation AB.

Volkswagen Auto Loan Enhanced Trusts Base Prospectus

The Transaction Documents

Credit and Cash Flow Enhancement, page 29

13. Please ensure that this section briefly describes all forms of credit enhancement that may be used. For example, we note that your Volkswagen Auto Loan Enhanced Trust supplement contemplates the use of excess interest as a form of credit enhancement but that is not mentioned here. In addition, a list of forms of credit enhancement is not sufficient. Each form of credit enhancement should be briefly described in the base prospectus. Revise throughout the filing as appropriate.

14. We note your disclosure that a guarantee on the applicable securities will be either registered or exempt. Please either register the guarantee now or clarify that if the guarantee needs to be registered after effectiveness, it will be by a separate registration statement.

15. Please clarify here that "swaps" are limited to interest rate or currency swaps or describe the other types of swaps contemplated and how they meet the definition of asset backed security.

16. We note from the first paragraph of this section that credit enhancement for a series may cover one or more other series of securities. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, securityholders will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Volkswagen Auto Lease Trusts Base Prospectus

The Issuing Entities, page 13

17. We note from page 14 that in addition to interest rate or currency swaps, you may use other hedge agreements. Please revise to clarify that your derivative instruments will be limited to interest rate or currency swaps and delete this language or list the types of other hedges to which you refer and tell us how they meet the definition of asset backed security. Refer to Section III.A.2.a. of Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

18. We note that the interest rate or currency swap may be held by the owner trustee or the indenture trustee. Please briefly explain to us how that will operate and how that meets the definition of asset backed security.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (312) 701-7711
        Stuart Litwin, Esq.
        Mayer, Brown, Rowe & May LLP